

September 23, 2024

Johannes Ejnar Pitzner
Director
JE Pitzner Holding ApS
Pilevej 4
DK-4180 Sorø
Denmark

> **Re: JE Pitzner Holding ApS**
> **Nordicus Partners Corporation**
> **Schedule 13D Filed by JE Pitzner Holding ApS**
> **Filed June 5, 2024**
> **File No. 005-48655**

Dear Johannes Ejnar Pitzner:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed June 5, 2024

General

1.   We note the date of the event reported as requiring the filing of the Schedule 13D was May 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the May 14, 2024 event date, the Schedule 13D submitted on June 5, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

<u>Item 2, page 3</u>

2.   We note that the cover page indicates that the Reporting Person is a partnership. Please amend this section to provide the information specified in Item 2 of Schedule 13D for each person specified in Instruction C within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

<u>Item 4, page 3</u>

3.   Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

       We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions